May 30, 2012

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	D.E MASTER BLENDERS 1753 B.V. Registration Statement on Form F-1 File No. 333-179839

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), D.E MASTER BLENDERS 1753 B.V. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the Registration Statement may become effective on Friday, June 1, 2012, at 10:00 a.m., Eastern time, or as soon thereafter as may be practicable. Notwithstanding this request for acceleration, the Company may contact the Securities and Exchange Commission (the “Commission”) prior to the requested time of effectiveness to request that the Commission stop effectiveness if circumstances so dictate.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Sincerely,

D.E MASTER BLENDERS 1753 B.V.

By:	/s/ Onno van Klinken
Name: Onno van Klinken
Title: General Counsel and Secretary

2